Exhibit 99.1

VIVOPOWER ACTIVATES AND EXTENDS STOCK BUYBACK PROGRAM OF UP TO US$5 MILLION

Stock Buyback Program commencing from today, with broker engaged to execute any open market purchases

Stock Buyback Program previously announced in April 2024 to be extended for an additional 12 months to April 2026

LONDON, March 7, 2025 (GLOBE NEWSWIRE) – VivoPower International (Nasdaq: VVPR) (“VivoPower” or the “Company”) today announced that its Board of Directors (the “Board”) has authorized the extension of a capital management strategy including a stock buyback program (the “Stock Buyback Program”) pursuant to which the Company is authorized to purchase up to US$5 million of the Company’s outstanding ordinary shares. The Stock Buyback Program now has an updated expiration date of April 3, 2026, and maybe suspended, terminated, amended or modified by the Board at any time without prior notice at the Board’s discretion. No shares have been repurchased under the Stock Buyback Program to date.

The Stock Buyback Program is expected to be funded using the Company’s proceeds from any surplus cash receipts, realisation of business and asset divestitures including spin-offs and carve-outs. Repurchases under the Stock Buyback Program may be made, from time to time, in amounts and at prices the Company deems appropriate. The Stock Buyback Program does not obligate the Company to purchase any of its ordinary shares. Repurchases by the Company under the Stock Buyback Program will be subject to general market and economic conditions, applicable legal and regulatory requirements, shareholder approval, availability of distributable profits, and other considerations, including alternate uses of capital and the Company’s financial performance. Repurchases may be executed through the open market or in privately negotiated transactions, including under Rule 10b5-1 plans.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com